SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No.     )

Infoblox Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

45672H104

(CUSIP Number)

December 31, 2012

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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CUSIP No. 45672H104	Page 2 of 9 Pages

1.	NAMES OF REPORTING PERSONS Duchossois Technology Partners, L.L.C.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware, USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 2,951,902
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 2,951,902
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,951,902
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW 9 EXCLUDES CERTAIN SHARES (see instructions) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 6.2%
12.	TYPE OF REPORTING PERSON (see instructions) OO

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CUSIP No. 45672H104	Page 3 of 9 Pages

1.	NAMES OF REPORTING PERSONS Craig J. Duchossois
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 2,951,902
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 2,951,902
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,951,902
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW 9 EXCLUDES CERTAIN SHARES (see instructions) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 6.2%
12.	TYPE OF REPORTING PERSON (see instructions) IN

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CUSIP No. 45672H104	Page 4 of 9 Pages

Item 1	(a).	Name of Issuer:

Infoblox Inc.

Item 1	(b).	Address of Issuer’s Principal Executive Offices:

4750 Patrick Henry Drive Santa Clara, California 95054

Item 2	(a).	Name of Person Filing:

(1) Duchossois Technology Partners, L.L.C.

(2) Craig J. Duchossois

Attached as Exhibit 99.1 is a copy of the Joint Filing Agreement between the reporting persons, pursuant to which they agree that this Schedule 13G is filed on behalf of each of them.

Item 2	(b).	Address of Principal Business Office or, if None, Residence:

The principal business address of each of the reporting persons is 845 Larch Avenue, Elmhurst, IL 60126.

Item 2	(c).	Citizenship:

Duchossois Technology Partners, L.L.C. is a Delaware limited liability company. Mr. Duchossois is a United States citizen.

Item 2	(d).	Title of Class of Securities:

Common Stock

Item 2	(e).	CUSIP Number:

45672H104

Item 3.	If this statement is filed pursuant to §§ 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

	(a)	☐ Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o);

	(b)	☐ Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);

	(c)	☐ Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);

	(d)	☐ Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8);

	(e)	☐ An investment adviser in accordance with § 240.13d-1(b)(1)(ii)(E);

	(f)	☐ An employee benefit plan or endowment fund in accordance with § 240.13d-1(b)(1)(ii)(F);

	(g)	☐ A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);

	(h)	☐ A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

	(i)	☐ A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

	(j)	☐ A non-U.S. institution in accordance with § 240.13d-1(b)(1)(ii)(J);

	(k)	☐ Group, in accordance with § 240.13d-1(b)(1)(ii)(K).

If filing as a non-U.S. institution in accordance with § 240.13d-1(b)(1)(ii)(J), please specify the type of institution:

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CUSIP No. 45672H104	Page 5 of 9 Pages

Item 4.	Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1. Duchossois Technology Partners, L.L.C.

	(a)	Amount beneficially owned:

2,951,902

	(b)	Percent of class:

6.2%

	(c)	Number of shares as to which the person has:

(i) Sole power to vote or to direct the vote

0

(ii) Shared power to vote or to direct the vote

2,951,902

(iii) Sole power to dispose or to direct the disposition of

0

(iv) Shared power to dispose or to direct the disposition of

2,951,902

Craig J. Duchossois

	(a)	Amount beneficially owned:

2,951,902

	(b)	Percent of class:

6.2%

	(c)	Number of shares as to which the person has:

(i) Sole power to vote or to direct the vote

0

(ii) Shared power to vote or to direct the vote

2,951,902

(iii) Sole power to dispose or to direct the disposition of

0

(iv) Shared power to dispose or to direct the disposition of

2,951,902

Mr. Duchossois is the Managing Member of Duchossois Technology Partners, L.L.C. By virtue of this relationship, Mr. Duchossois may be deemed to beneficially own the shares owned directly by Duchossois Technology Partners, L.L.C.

The filing of this Schedule 13G shall not be construed as an admission that the reporting persons are, for purposes of Section 13(d) of the Securities Exchange Act of 1934, the beneficial owners of any of the shares reported herein. Each of the reporting persons specifically disclaims beneficial ownership of the shares reported herein that are not directly owned by such reporting person, except to the extent of his or its pecuniary interest therein.

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CUSIP No. 45672H104	Page 6 of 9 Pages

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following  ☐.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

Not applicable.

Item 8.	Identification and Classification of Members of the Group.

Not applicable.

Item 9.	Notice of Dissolution of Group.

Not applicable.

Item 10.	Certifications.

Not applicable.

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CUSIP No. 45672H104	Page 7 of 9 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 14, 2013

DUCHOSSOIS TECHNOLOGY PARTNERS, L.L.C.

By:	/s/ Craig J. Duchossois
Name:	Craig J. Duchossois
Title:	Managing Member

/s/ Craig J. Duchossois
Craig J. Duchossois

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CUSIP No. 45672H104	Page 8 of 9 Pages

EXHIBIT INDEX

Exhibit Number	Description

99.1	Joint Filing Agreement